UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022987

hours per response . . . 12.00

RECD S.E.C.
AUG 29 2002
535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17349

FV 8-30-02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prudential-American Securities, Inc.

OFFICIAL USE ONLY
06369
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 E. Green Street
(No. and Street)

Pasadena, CA 91106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Batatian (626) 795-5831
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GYL Decauwer, CPAs
(Name — *if individual, state last, first, middle name*)

8577 Haven Ave. STE 306, Rancho Cucamonga, CA 91730
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Bata~~tain~~ tian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential-American Securities, Inc., as of June 30, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 27th DAY OF AUGUST 2002
AT PASADENA CALIFORNIA
BY MARK BATATIAN

Notary Public
~~PETER BANOS - NOTARY PUBLIC~~

PETER BANOS
Commission # 1352221
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2006

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exhibit I

Prudential-American Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS

Current Assets	
Cash	$ 160,903
Investments - trading	154,563
Investment - NASDAQ	16,800
Deferred income tax	22,304
Total Current Assets	354,570
Property and Equipment	
Office furniture & equipment	31,726
less accumulated depreciation	29,366
Net Property and Equipment	2,360
Other Assets	
Due from affiliate	27,000
Total Assets	$ 383,930

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities	
Salaries payable	$ 60,000
Accrued expenses	3,000
Corporate taxes payable	24,273
Total Current Liabilities	87,273
Other Liabilities	
Deferred taxes	1,239
Stockholders' Equity	
Common stock, par value $ .50 per share; authorized - 200,000 shares, issued and outstanding - 8,100 shares	4,050
Additional paid-in capital	69,324
Retained earnings (Exhibit II)	222,044
Total Stockholders' Equity	295,418
Total Liabilities and Stockholders' Equity	$ 383,930

The accompanying notes are an integral part of these financial statements

Exhibit II

Prudential-American Securities, Inc.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the year ended June 30, 2002

Revenue	
Commissions	$ 136,344
Net gain on sale of trading securities	22,948
Management fees	479,200
Interest & dividends	1,501
Total Revenue	639,993
Operating Expenses	
Auto	2,810
Bank service charges	1,256
Officers' salaries	160,000
Commissions paid	7,447
Communications	2,618
Depreciation	1,636
Dues & subscriptions	14,703
Insurance	28,336
Janitorial	4,605
Legal & accounting	7,668
NASD SIPC assessments	1,912
Office salaries	223,860
Office supplies	5,849
Outside services	6,267
Parking	3,840
Postage & insured mail	5,865
Promotion & entertainment	6,811
Quotation service	13,430
Rent - office	48,000
Taxes & licenses	31,466
Utilities	5,025
Total Operating Expenses	583,404
Income Before Taxes	56,589
Income Taxes	10,536
Net Income (Loss)	46,053
Retained Earnings, Beginning	175,991
Retained Earnings, Ending	$ 222,044

The accompanying notes are an integral part of these financial statements

Prudential-American Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended June 30, 2002

Cash Flows from Operating Activities:	
Net income (loss)	$ 46,053
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	1,636
Deferred income taxes	(21,065)
(Increase) decrease in advances	600
(Increase) decrease in receivables from brokers & dealers	1,974
(Increase) decrease in investments	(91,642)
Increase (decrease) in salaries payable	42,000
Increase (decrease) in accrued expenses	(375)
Increase (decrease) in corporate tax payable	18,911
Net Cash Provided (Used) by Operating Activities	(1,908)
Net Increase (Decrease) in Cash	(1,908)
Cash - Beginning	162,811
Cash - Ending	$ 160,903

The accompanying notes are an integral part of these financial statements

Prudential-American Securities, Inc.
For the year ended June 30, 2002

Exhibit IV

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Balance - July 1, 2001	$ 249,365
Net income (loss) for the year ended June 30, 2002 (Exhibit II)	46,053
Balance - June 30, 2002	$ 295,418

Exhibit V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance - July 1, 2001	$ NONE
Activity - July 1, 2001 to June 30, 2002	NONE
Balance - June 30, 2002	$ NONE

The accompanying notes are an integral part of these financial statements

Schedule 1

Prudential-American Securities, Inc.
June 30, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity - Exhibit I	$ 295,418
Deduct:	
Non-allowable assets:	
Due from affiliates	27,000
Fixed assets - net of depreciation	2,359
Investment - NASDAQ	16,800
Other assets	21,165
	67,324
Deduct:	
Haircut on securities	961
Net Capital	$ 227,133

RECONCILIATION OF NET CAPITAL

Net Capital Per Focus Report - Part II	$ 234,559
Audit Adjustments:	
Under provision of corporate taxes on income	(7,426)
Change in non-allowable assets resulting from adjustment	-
Net Capital	$ 227,133

The accompanying notes are an integral part of these financial statements

Prudential-American Securities, Inc.
June 30, 2002

COMPUTATION OF NET CAPITAL REQUIREMENTS

Net Capital Requirement, 6 2/3% of Aggregate Indebtedness	$ 5,821
Minimum Dollar Net Capital Requirement	$ 100,000
Applicable Amount, Larger of Above	$ 100,000
Net Capital in Excess of Minimum Requirement	$ 127,133
Excess Net Capital Over 10% of Aggregate Indebtedness	$ 218,406
Excess Net Capital Over 15% of Aggregate Indebtedness	$ 214,042

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities - Exhibit I	$ 87,273
Drafts for Immediate Credit	NONE
Total aggregate indebtedness	$ 87,273
Percentage of Aggregate Indebtedness to Net Capital	38.42

The accompanying notes are an integral part of these financial statements

Note 1. Significant Accounting Policies

The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (SEC) and various exchanges and the National Association of Securities Dealers (NASD). They are located in Pasadena, California and have been in operation since June 27, 1972.

The Company provides research materials and facilities to FIC Financial Center, a related company.

Security transactions, commission income and related expenses are recorded in the accounts on a settlement date basis which is generally three business days after trade date.

Office furniture and equipment over $ 1,000 are recorded at cost and are being depreciated over five to seven years as determined by management utilizing the straight-line and accelerated methods.

Preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Compensated absences have not been accrued as the amount is indeterminable and not expected to be material.

Note 2. Net Capital Requirements

As a member of the National Association of Security Dealers, the Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires that the Company maintain a ratio of aggregate indebtedness to net capital as defined not exceeding 15 to 1. At June 30, 2002, that ratio for the Company was .38 to 1. Net capital as defined amounted to $ 227,133 which exceeds the minimum requirements of $ 100,000.

Note 3. Rent Expense

The Company currently rents its business premises on a month-to-month basis for $ 4,000 per month. The rent is paid to a stockholder.

Minimum future rental payments in excess of one year as of June 30, 2002 are expected to be as follows:

Period ended June 30,	Amount
2003	$ 48,000
2004	48,000
2005	48,000
2006	48,000
2007	48,000
	$ 240,000

Note 4. Other Related Party Transactions

The Company derives all of it's management fee income from FIC Financial Center (FIC), a firm owned by the majority stockholder. The related party owed the Company $ 27,000 as of the balance sheet date.

Certain operating expenses are jointly incurred by the Company and FIC and management allocates the division of these expenses at their discretion.

Note 5. Income Taxes

The components of the income tax provision are as follows:

Current	$ 31,601
Deferred	(21,065)
	$ 10,536

Note 6. Investments - Trading

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading Securities	$ 6,400	$ -0-	$ -0-	$ 6,400
Money Funds	148,163	-0-	-0-	148,163
	154,563	-0-	-0-	154,563
NASDAQ Stock	16,800	-0-	-0-	16,800
	$ 171,363	$ -0-	$ -0-	$ 171,363

Note 7. Concentration of Credit Risk

The Company maintains its cash balances at Bank of America. Accounts are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At June 30, 2002, the Company's uninsured balance is $ 55,607.

Note 8. Line-of-Credit

The Company has a line-of-credit with Bank of America to borrow up to $ 98,000. There was no amount drawn as of the balance sheet date.

SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2002
WASH, D.C. SECTION

Prudential-American Securities, Inc.

REPORT ON EXAMINATION OF
FINANCIAL STATEMENTS

June 30, 2002

GYL Decauwer CPAs & Business Consultants

Prudential-American Securities, Inc.
TABLE OF CONTENTS
June 30, 2002

GYL Decauwer
Certified Public Accountants Business Consultant

Dennis E. Decauwer, CPA
John Lerias, CPA
Stephen C. Williams, CPA
Emidio DelConte, CPA

INDEPENDENT AUDITORS' REPORT

Prudential-American Securities, Inc.
Pasadena, California

We have audited the accompanying statement of financial condition of Prudential-American Securities, Inc. as of June 30, 2002, and the related statements of operations and retained earnings, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prudential-American Securities, Inc. at June 30, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GYL Decauwer

Rancho Cucamonga, California
August 6, 2002

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730
909.948.9990
800.644.0696
FAX 909.948.9633

9320 Willow Creek Rd.
Suite 240
San Diego
CA 92131
858.653.5999
800.584.4594
858.653.5960

GYL Decauwer
Certified Public Accountants · Business Consultant

DENNIS E. DECAUWER, CPA
JOHN LERIAS, CPA
STEPHEN C. WILLIAMS, CPA
EMIDIO DELCONTE, CPA

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Prudential-American Securities, Inc.
Pasadena, California

In planning and performing our audit of the financial statements and supplemental schedules of Prudential-American Securities, Inc. (the Company) for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730
909.948.9990
800.644.0696
FAX 909.948.9633

9320 Willow Creek Rd.
Suite 240
San Diego
CA 92131
858.653.5999
800.584.4594
FAX 858.653.5960

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GYL Decauwer

Rancho Cucamonga, California

August 6, 2002